ARTICLES OF INCORPORATION

                         GOLDEN NORTHWEST ALUMINUM, INC.


                                    ARTICLE I

     The name of the Corporation is Golden Northwest Aluminum, Inc.

                                   ARTICLE II

     The Corporation is authorized to issue 350,000 shares of Common Stock.

                                   ARTICLE III

     No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of the amendment.

                                   ARTICLE IV

     The Corporation shall indemnify to the fullest extent not prohibited by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including any action, suit or proceeding by or in the right of the Corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any


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employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers, employees, agents and fiduciaries included in any statute, bylaw, agreement, general or specific action of the board of directors, vote of shareholders or other document or arrangement.

                                    ARTICLE V

     The street address and the mailing address of the initial registered office of the Corporation is 3133 W. 2nd Street, The Dalles, Oregon 97058, and the name of its initial registered agent at that address is William R. Reid.

                                   ARTICLE VI

     The name of the incorporator is Richard C. Josephson, and the address of the incorporator is 900 SW Fifth Avenue, Suite 2300, Portland, Oregon 97204-1268.

                                   ARTICLE VII

     The mailing address for the Corporation for notices is 3133 W. 2nd Street, The Dalles, Oregon 97058; Attention: William R. Reid.

     Executed: June 2, 1998.

                                       /s/ RICHARD C. JOSEPHSON
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                                       Richard C. Josephson
                                       Incorporator

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